DLA Piper UK LLP Beijing Representative Office
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www.dlapiper.com

November 25, 2024

Via EDGAR

Division of Corporate Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Dave Edgar
Ms. Kathleen Collins
Ms. Lauren Pierce
Mr. Matthew Derby

Re:	GIBO Holdings Limited
Draft Registration Statement on Form F-4
Confidentially Submitted September 12, 2024
CIK No. 0002034520

Dear Mr. Edgar, Ms. Collins, Ms. Pierce and Mr. Derby:

On behalf of our client, GIBO Holdings Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 11, 2024 on the Company’s Draft Registration Statement on Form F-4 previously submitted on September 12, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review. The Company has omitted its unaudited financial information as of and for the six months ended June 30, 2024 from the Revised Draft Registration Statement, which the Company reasonably believes will not be required at the time of the contemplated offering, in accordance with the Commission’s Compliance and Disclosure Interpretations relating to the Fixing America’s Surface Transportation (FAST) Act dated August 17, 2017.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-4

Cover Page

1.	We note your disclosure here and on page 37 that no compensation will be paid to the Sponsor for services prior to the completion of the Business Combination. However, we note that the Sponsor, officers, and directors received or purchased securities in connection with the SPAC’s IPO. Please revise to disclose the nature and amount of all types of compensation that has been or will be paid to the Sponsor for services rendered and the price paid or to be paid for such securities. In addition, we note that the Sponsor will be reimbursed for out-of-pocket expenses related to the Business Combination. Revise to quantify any reimbursements to be paid to the Sponsor, its affiliates, and any promoters. Refer to Item 1603(a)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page, and pages 40 and 41 of the Revised Draft Registration Statement.

2.

Please revise to disclose whether the SPAC received a report, opinion, or appraisal in connection with its determination that the Business Combination is advisable and fair to and in the best interest of the SPAC. Refer to Item 1604(a)(1) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Revised Draft Registration Statement.

3.

Please revise to disclose the amount of securities issued or to be issued to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction. Please also disclose whether this securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Item 1604(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page, and pages 40 and 41 of the Revised Draft Registration Statement.

4.

We note your disclosure that the Sponsor and the officers and directors of BUJA have agreed to waive their redemption rights with respect to their BUJA Founder Shares and BUJA Private Shares. Please revise to disclose whether any consideration was provided in exchange for this agreement. Refer to Item 1603(a)(8) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page and page 182 of the Revised Draft Registration Statement.

What shall be the relative equity stakes of BUJA shareholders..., page 10

5.

Please revise to disclose in tabular format the dilution information required by Item 1604(c) of Regulation S-K. Ensure that the “as adjusted net tangible book value per share” includes material probable or consummated transactions and other material effects on BUJA’s net tangible book value per share from the de-SPAC transaction, excluding the de-SPAC transaction itself. The tabular disclosure must show the nature and amounts of each source of dilution used to determine “as adjusted net tangible book value per share,” the number of shares used to determine “as adjusted net tangible book value per share,” excluding the de-SPAC transaction itself, and any adjustments to the number of shares used to determine the per share component of “as adjusted net tangible book value per share.” Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of “as adjusted net tangible book value per share.”

In response to the Staff’s comment, we have revised the disclosure on pages 11 to 13 of the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus, page 26

6.

Please revise to disclose the determination of the board of directors of the SPAC, the material factors that the board of directors considered in making such determination, and any report, opinion, or appraisal obtained for such determination. Refer to Item 1604(b)(2) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Revised Draft Registration Statement.

7.

Please revise to disclose in a tabular format the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction; the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on the cover page, and pages 40 and 41 of the Revised Draft Registration Statement.

Risks Related to PubCo’s Securities

If after the completion of the Business Combination, PubCo fails to implement and maintain effective internal controls..., page 101

8.

You disclose a material weakness related a lack of sufficient skilled staff with U.S. GAAP knowledge and SEC reporting knowledge for the purposes of financial reporting. Please revise to disclose your expected timeline to complete the remediation steps and any material costs you expect to incur. In addition, include a discussion of the material weakness in the summary of risk factors on page 42.

In response to the Staff’s comment, we have revised the disclosure on page 50 and 112 of the Revised Draft Registration Statement.

BUJA Board’s Reasons for the Approval of the Transactions, page 123

9.

Please revise to provide a discussion of the reasons of the SPAC for the structure and timing of the de-SPAC transaction and any related financing transaction. Refer to Item 1605(b)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 137 of the Revised Draft Registration Statement.

Proposal 1 - The Business Combination Proposals

Basis for the Board’s Recommendation - Fairness Opinion

Summary of Certain Unaudited GIBO Prospective Financial Information, page 128

10.

Please disclose whether or not GIBO has affirmed to BUJA that its projections reflect the view of the GIBO’s management or board of directors about its future performance as of the most recent practicable date. Refer to Item 1609(c) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 141 of the Revised Draft Registration Statement.

11.

We note that GIBO has generated no revenue to date but that it projects earning $22.5 million in 2024 and $443.9 million in 2025 and $3.4 billion in 2028. Please revise to describe clearly the basis for the projections of revenue growth and the factors or contingencies that would affect such growth ultimately materializing. In addition, please expand the discussion of your material assumptions underlying the projections, quantifying where applicable and to provide detailed quantitative disclosure describing the basis for your projected sales, margins, users, and the factors or contingencies that would affect such growth ultimately materializing.

In response to the Staff’s comment, we have revised the disclosure on pages 141 and 142 in the sub-section headed “Basis and Assumptions to Financial Projections” of the Revised Draft Registration Statement.

In addition, we respectfully advise the Staff that, as of the date of the Revised Draft Registration Statement, GIBO has entered into an IT service agreement which leverages its technological capabilities to empower the business growth of its enterprise customers and accelerate the monetization of its business. GIBO also expects IT services to continue to constitute one of its revenue streams in the future. To reflect this, we have also revised the disclosure on pages 140, 141, 142 and 143 in the sub-section headed “DCF Method Analysis”, “Summary of Certain Unaudited GIBO Prospective Financial Information” and “Comparable Method Analysis” in the Revised Draft Registration Statement. See “Information Related to GIBO – Our Monetization Models” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GIBO – Results of Operations” in the Revised Draft Registration Statement for more information on IT services.

General Assumptions in the Fairness Opinion, page 130

12.

We note your statement that the financial advisor does “not assume any responsibility with respect to such data, material, and other information.” While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to remove this disclaimer.

In response to the Staff’s comment, we have revised the disclosure on pages 143 and 144 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 152

13.

We note that GIBO’s Founders will receive Class B ordinary shares in the Business Combination, which entitles the holder to 20 votes per share. Please provide us with a breakdown of Class B shares for each Founder. Tell us whether each Founder is currently employed by GIBO and will continue to be employed following the Business Combination, and if so, in what capacity. In addition, tell us how you considered whether the additional voting rights constitute a modification to the Founder’s equity and whether you intend to record additional compensation expense as a result of such modification. If so, revise to include the necessary pro forma adjustment to reflect such expense. Refer to ASC 718-20-35-2A.

Response: In response to the Staff’s comment, we provided following information and analysis.

(i) In response to “Please provide us with a breakdown of Class B shares for each Founder”, we provided the list of Class B ordinary shares for each Founder as below:

Shareholder Name	Number of Class B Ordinary Shares
LEE BENG IM	9,699,666
LIM CHUN YEN	42,678,532
KUEH JING TUANG	11,639,600
WONG AH ENG	24,287,965
LOK KIM MOI	31,038,932
TEH BOON NEE	23,279,199
TEH SZE YIN	25,645,918
LIU, JUN	12,803,560
ZHANG, YONG	31,038,932
Total	212,112,304

(ii) In response to “Tell us whether each Founder is currently employed by GIBO and will continue to be employed following the Business Combination, and if so, in what capacity”, we provided the list for the current employment status and the employment plan post the Business Combination of the Founders as below:

Shareholder Name	Is currently employed by GIBO?	Will continue to be employed after Business Combination? If so, in what capacity?
LEE BENG IM	No	No
LIM CHUN YEN	Yes (Chairman)	Yes (Chairman)
KUEH JING TUANG	Yes (CEO and CTO)	Yes (Director, CEO and CTO)
WONG AH ENG	No	No
LOK KIM MOI	No	No
TEH BOON NEE	No	No
TEH SZE YIN	No	No
LIU, JUN	No	No
ZHANG, YONG	No	No

(iii) In response to “In addition, tell us how you considered whether the additional voting rights constitute a modification to the Founder’s equity and whether you intend to record additional compensation expense as a result of such modification. If so, revise to include the necessary pro forma adjustment to reflect such expense. Refer to ASC 718-20-35-2A”, we analyzed ASC 718-20-35-2A as following:

An entity shall account for the effects of a modification as described in paragraphs 718-20-35-3 through 35-9, unless all the following are met:

a. The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification.

As described in Section 3.1(a)(i) of the Business Combination Agreement (Annex A to the Revised Draft Registration Statement), “Each Company Exchanging Share shall automatically be cancelled and cease to exist in exchange for the right to receive such fraction of a newly issued PubCo Class A Ordinary Share or PubCo Class B Ordinary Share, as applicable, that is equal to the Exchange Ratio, without interest, subject to rounding pursuant to Section 3.1(c)”, and on page 10, “Exchange Ratio” means a ratio equal to the quotient of (A) $8,280,000,000 divided by the Acquiror Redemption Price, divided by (B) number of Company Ordinary Shares issued and outstanding immediately prior to the First Merger Effective Time”, GIBO’s shareholders shall receive PubCo Class A Ordinary Share or PubCo Class B Ordinary Share based on the percentage of GIBO ordinary shares they are holding at the same exchange ratio.

Thus, the price for exchange the number of the PubCo Class B Ordinary Shares and PubCo Class A Ordinary Shares is the same at Acquiror Redemption Price and the total consideration of $8,280,000,000 will not change regardless the number of the shares issued to the holders of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares.

Therefore, there is no economic change resulting from the conversion and the conversion value of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares remains identical. Item a of ASC 718-20-35-2A has been met.

b. The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.

As described on the cover page of the Revised Draft Registration Statement, “Upon the consummation of the Business Combination, each of BUJA and GIBO will become a subsidiary of PubCo, and BUJA’s shareholders and GIBO’s shareholders (except certain shareholders of the Company (such shareholders, the “Founders”)) will receive Class A ordinary shares of par value of $0.000001 each of PubCo (“PubCo Class A Ordinary Shares”) and the Founders will receive Class B ordinary shares of par value of $0.000001 each of PubCo (“PubCo Class B Ordinary Shares” and together with PubCo Class A Ordinary Shares, “PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo”, PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares share the same vesting condition, which is upon the consummation of the Business Combination. Therefore, Item b has been met.

c. The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified.

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, BUJA will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the Business Combination, GIBO’s shareholders are expected to beneficially own a majority of the total voting power of PubCo, and GIBO will comprise all of the ongoing operations of the combined company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of GIBO issuing shares for the net assets of BUJA, accompanied by a recapitalization. The net assets of BUJA will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of GIBO.

As described on the cover page of the Revised Draft Registration Statement, “Upon the consummation of the Business Combination, each of BUJA and GIBO will become a subsidiary of PubCo, and BUJA’s shareholders and GIBO’s shareholders (except certain shareholders of the Company (such shareholders, the “Founders”)) will receive Class A ordinary shares of par value of $0.000001 each of PubCo (“PubCo Class A Ordinary Shares”) and the Founders will receive Class B ordinary shares of par value of $0.000001 each of PubCo (“PubCo Class B Ordinary Shares” and together with PubCo Class A Ordinary Shares, “PubCo Ordinary Shares”) as consideration and become the shareholders of PubCo”, the classification of PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares is the same, as both are considered equity instruments. Therefore, Item c has been met.

Based on the analysis above, all three requirements under ASC 718-20-35-2A are met, and the Company determined that the additional voting rights of PubCo Class B Ordinary Shares do not cause any modifications to the Founder’s equity nor to additional compensation expense as outlined in ASC 718-20-35-3 through 35-9.

Industry Overview Relating to GIBO’s Business

Comparison of AIGC Animation Streaming Platforms, page 183

14.

We note that you have provided substantial information about competitors or comparable companies in your market but do not identify them. Please revise to identify the competitors or tell us why it is not material to investors understanding of the market you operate in. In addition, provide additional context regarding the number of users, market capitalization, revenue, and overall market position those comparable companies have as compared to GIBO.ai and why they are useful for investors to compare to GIBO.ai.

In response to the Staff’s comment, we have revised the disclosure on page 198 of the Revised Draft Registration Statement to supplement the number of users for the comparable companies.

We also respectfully advise the Staff that, according to Frost & Sullivan, as the AIGC industry is still in its developing stage, most competitors have not yet generated significant amount of revenue from their AIGC business, making it difficult for investors to gain a fair understanding of the market based on revenues. Additionally, as the competitors are non-public companies, information on market capitalization is also unavailable. The competitors are selected based on their business comparability to GIBO. Factors that were considered, among others, include business model, type of services provided and technologies applied. These comparable companies are believed to be the most comparable and representative within the market, allowing investors to gain a clearer understanding of GIBO.

In addition, according to Frost & Sullivan, as descriptions of the comparable companies were disclosed in the Revised Draft Registration Statement, listing the names of these companies in the disclosure is unnecessary to support the claims made herein. It is unable to disclose the identities of the comparable companies as relevant consents have not been obtained from these companies. However, for the Staff’s knowledge, the identities of the competitors, as disclosed in the industry report prepared by Frost & Sullivan, are submitted as following:

Company A	ONOMA.AI Co., Ltd.
Company B	Crunchroll, Inc
Company C	KuaiKan World (Beijing) Technology Co., Ltd

GIBO’s Business, page 185

15

You state that while access to your platform is currently free for all users, GIBO plans “to drive monetization through launching advertising, pay-per-view and/or subscription-based offerings soon.” Please revise to provide a more comprehensive discussion regarding the current status of your efforts for each of these planned revenue streams. Include a timeline of when you anticipate monetizing your revenue streams and disclose any funding or resources necessary to achieve your monetization plan.

In response to the Staff’s comment, we have revised the disclosure in the section headed “Information Related to GIBO – Our Monetization Models” on pages 211 and 212 of the Revised Draft Registration Statement.

In addition, we respectfully advise the Staff that, according to Frost & Sullivan, in the AIGC animation streaming platform market and the broader AIGC industry, it is normal for market players not to generate revenue during the initial research and development stage. This stage typically involves substantial investment into (i) technological advancements, such as model training and algorithm fine-tuning, and (ii) commercialization efforts and business development, requiring significant capital to be invested before revenue can be generated. However, compared to traditional SaaS companies, AIGC companies are expected to have stronger monetization momentum, and are approximately 20% faster than traditional SaaS companies in achieving similar revenue milestones.

16.

Please revise to provide a more detailed discussion regarding the whether your generative AI is limited to animation or if it is currently, or in the future is expected to be, capable of photorealistic images and video. To the extent it is capable of such images and video, please revise to provide a discussion of those capabilities, and add risk factor disclosure addressing the attendant risks. As a non-exclusive example, include risk factor disclosure addressing the risk of AI generated images misappropriating an individual’s name, image, or likeness, or potential copyright risk, regardless of whether they are photorealistic or animation. Finally, revise to include similar risk factor disclosure regarding your AI powered digital voice synthesizing products.

We note the Staff’s comment and respectfully clarify to the Staff that, the generative AI tools offered on GIBO.ai are currently and will be in the future only capable of generating images and voices of animation characters, but not photorealistic images and videos. However, in response to the Staff’s comment, we have supplemented an additional risk factor headed “Fraudulent and other illegal activity involving generative AI tools could reduce the use of our platform and services and may adversely affect our business and results of operations” to disclose the risks associated to the misuse of generative AI technology in general on page 60 of the Revised Draft Registration Statement.

We have also revised the term “AI-generated virtual video content” to “AI-generated animation video content” throughout the Revised Draft Registration Statement to emphasize that the generative AI tools offered on GIBO.ai is not and will not be capable of generating photorealistic images and video.

17.

Please revise to provide a more detailed discussion regarding the source of data for your AI algorithms and clarify if your algorithms are proprietary or open source and whether you utilize third-party artificial intelligence products. With regard to the data used, clarify whether the data input for images and video that your generative AI uses is sourced solely from your user generated content, from specifically curated sources, from the internet more broadly, from paid sources, or from a combination of sources. In addition, to the extent you utilize third-party sources, provide disclosure regarding the material terms of any agreements, including any termination provisions, and revise your risk factors as appropriate.

In response to the Staff’s comment, we have revised the disclosure on page 61 and 207 of the Revised Draft Registration Statement.

In addition, we respectfully advise the Staff that, at the initial R&D stage prior to the launch of GIBO.ai platform, GIBO entered into arrangements in November 2021 with third party vendors who provided curated datasets for purpose of training the AI models. As of the date of the Revised Draft Registration Statement, the arrangements with such vendors already expired, and GIBO now solely relies on the data input generated by users to fine-tune the AI models.

18.

We note that you intend to expand your user base globally. Please revise to discuss the specific type of data you collect on each of your users, and the geographic location of your data servers, where sensitive user data is stored, and where the development teams that have access to user data are located.

In response to the Staff’s comment, we have revised the disclosure on pages 210 of the Revised Draft Registration Statement.

Competitive Strengths, page 186

19.

You disclose various metrics, such as monthly active users (MAUs), registered users, creators, video uploads and video views, as of the end of the most recent period. In addition, on page 127 you refer to “actual active members.” Please revise to disclose the comparable prior period amounts for each of the measures noted herein. In addition, where you refer to 60 million registered users throughout the filing, revise to balance this disclosure with a discussion of MAUs for the same period. Lastly, revise to define each measure. Refer to Item 5 of Form 20-F and SEC Release No. 33-10751.

In response to the Staff’s comment, we have revised the disclosure on pages 4 to 6, 26, 199 and 215 of the Revised Draft Registration Statement.

Additionally, as GIBO had not officially launched its platform to the public as of December 31, 2022, the metrics as of or for the year ended December 31, 2022 were not available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GIBO

Overview, page 199

20.

Please revise to include a discussion regarding the current status of your monetization plan and the potential impact to your results of operations, financial condition and liquidity if you are unable to monetize your platform in a timely manner. Refer to Item 5.D of Form 20-F.

In response to the Staff’s comment, we have revised the disclosure on page 216 of the Revised Draft Registration Statement.

Organization, page 200

21.

Please revise the charts on page 200 as the current format and text size is not legible. In addition, clarify what each of the charts represent in the context of the entities involved in the reorganization (i.e., GIBO, GIBO AI, GIBO International and Hong Kong Daily) and how they support your accounting for the reorganization as a common control transaction.

In response to the Staff’s comment, we have revised the disclosure on page 217 of the Revised Draft Registration Statement.

Description of PubCo’s Share Capital, page 217

22.

You disclose that following the completion of the Business Combination, PubCo will have 573,209,368 Class A Ordinary Shares Ordinary Shares issued and outstanding assuming maximum redemption. Please reconcile this disclosure to the amount of Class A Ordinary Shares disclosed on page 11 assuming maximum redemptions, which total 566,520,700 shares, or revise.

In response to the Staff’s comment, we have revised the disclosure on page 235 of the Revised Draft Registration Statement.

GIBO Holdings Limited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-45

23.	Please have Enrome LLP revise their report to refer to the period covered by the statement of operations. Refer to paragraph .08(c) of PCAOB AS 3101.
In response to the Staff’s comment, we have revised the disclosure on pages F-45, F-47 and F-48 of the Revised Draft Registration Statement.

Signatures, page II-6

24.	Please revise to indicate that the officers and directors of BUJA will also be signing the registration statement. Refer to Signatures Instruction 1 of Form F-4.
In response to the Staff’s comment, we have revised the signature page on page II-7 of the Revised Draft Registration Statement.

General

25.

Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

It is respectfully submitted to the Staff that, as (i) we do not and PubCo will not have any business operation within mainland China, and (ii) we use and will continue to use technical means to geo-block IP addresses from mainland China from accessing GIBO.ai platform, we believe we are and PubCo will be subject to the operational risks associated with China-based companies to a lesser extent compared to the China-based companies with business operations in mainland China.

In response to the Staff’s comment, we have revised the disclosure under the section headed “Summary of the Proxy Statement/Prospectus” from page 27 to 29 and under the section headed “Risk Factors — Risks Related to GIBO’s Operations in Hong Kong” from page 82 to 87 of the Revised Draft Registration Statement.

26.	Please revise to describe the experience of the Sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the Sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation S-K.
In response to the Staff’s comment, we have revised the disclosure on page 42 of the Revised Draft Registration Statement.

27.

Please revise to describe the material roles and responsibilities of the Sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company’s activities. Refer to Item 1603(a)(4) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Revised Draft Registration Statement.

28.

Please disclose whether there are any shares subject to lock-up agreements. Refer to Item 1603(a)(9) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Revised Draft Registration Statement.

29.

Please provide disclosure regarding recent sales of unregistered securities by GIBO. Refer to Item 701 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 214 of the Revised Draft Registration Statement in the section headed “Information Related to GIBO – Recent Sales of Unregistered Securities.”

30.	Please disclose whether or not a majority of the directors who are not employees of the special purpose acquisition company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K.
In response to the Staff’s comment, we have revised the disclosure on page 138 of the Revised Draft Registration Statement.

31.

Please provide an explanation of any material differences in the rights of SPAC and target company security holders as compared with security holders of the combined company as a result of the de-SPAC transaction. Refer to Item 1605(b)(4) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 245 to 255 of the Revised Draft Registration Statement.

32.

Please provide a description of the benefits and detriments of the de-SPAC transaction to the SPAC and its affiliates, the SPAC Sponsor and its affiliates, the target company and its affiliates, and unaffiliated security holders of the SPAC. Refer to Item 1605(c) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on pages 134 and 135 of the Revised Draft Registration Statement.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Jing Tuang Kueh, Chief Executive Officer, GIBO Holdings Limited Arila E. Zhou, Esq., Partner, Robinson & Cole LLP Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP